Management's Discussion and Analysis
This Management's Discussion and Analysis (MD&A) dated April 26, 2021, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2021 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2020 audited Annual Consolidated Financial Statements and Notes thereto, and the 2020 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2020 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2020 Annual MD&A.

First quarter 2021 compared to first quarter 2020
•CN demonstrated continued recovery from the COVID-19 pandemic as the economy rebounded with record first quarter revenue ton miles (RTMs) and carloads despite the polar vortex experienced in February 2021.
•Operating expenses decreased by $122 million, or 5%, to $2,208 million, which includes a $137 million recovery of the loss on assets held for sale.
•Operating income was $1,327 million, an increase of $112 million or 9% and adjusted operating income decreased by $25 million, or 2%, to $1,190 million. (1)
•Revenues of $3,535 million were in line with the prior year.
•Operating ratio was 62.5%, an improvement of 3.2-points and adjusted operating ratio was 66.3%, an increase of 0.6-points. (1)
•Net income decreased by $37 million, or 4%, to $974 million and diluted earnings per share (EPS) decreased by 4% to $1.37.
•Adjusted net income remained flat at $872 million and adjusted diluted EPS increased by 1% to $1.23. (1)
•CN achieved 13 consecutive months of record grain movements, moving 22.7 million metric tonnes of Canadian grain so far during the 2020-2021 crop year.
•Fuel efficiency improved by 4% to 0.92 US gallons of locomotive fuel consumed per 1,000 gross ton miles.
•Fuel related headwinds, the time lag between rising fuel prices and the related increase in fuel surcharge rates, negatively impacted the operating ratio by 1.9%.
•CN paid a quarterly dividend of $0.615 per share, representing an increase of 7%, amounting to $436 million.
•CN recovered $137 million, or $102 million after-tax ($0.14 per diluted share), of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines in Wisconsin, Michigan and Ontario.

(1)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

COVID-19 pandemic
The COVID-19 pandemic necessitated governments, institutions and communities to take extraordinary actions to mitigate the contagion, resulting in unprecedented uncertainty arising from the partial global economic shutdown and severe contraction in the global economy. In North America and around the world, COVID-19 cases continue to rise and some governments are still imposing various social distancing measures, partial lockdowns and other restrictions. In December 2020, vaccines began to be approved in North America, as well as other parts of the world, with a rollout beginning that month for high-risk populations and further distribution in 2021. The focus for CN has been on nimbly adjusting to the partial economic shutdown and remaining alert to potential further restrictive measures as well as a high level of uncertainty in the operating environment going forward. As a designated essential service provider, CN continues to execute its business continuity plans to deliver for its customers, the economy and the communities in which it operates, demonstrating its key role in the integrated global supply chain.
As CN is part of an integrated global supply chain, the impact of the COVID-19 pandemic on aspects of the supply chain, including ocean carriers, ports, terminals, trucking firms, and other railroads, has a consequential impact on the Company’s operations.

CN | 2021 Quarterly Review – First Quarter 27

Management's Discussion and Analysis
The effects of the COVID-19 pandemic were still present in the first quarter of 2021, most notably in the decline in demand for energy related commodities including petroleum crude, refined petroleum products and frac sand, finished vehicles and parts, chemicals and plastics and pulp and paper. Nevertheless, the COVID-19 pandemic did bring on positive shifts in demand in the export grain and fertilizers, intermodal and forest products segments in the first quarter of 2021.
The long-term implications of the COVID-19 pandemic, including the extent of the impact on the business, financial position, results of operations and liquidity, continue to remain unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic as well as additional actions taken by governmental authorities and other parties in response to the pandemic.

Assets held for sale
In the second quarter of 2020, the Company committed to a plan and began to actively market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario ("non-core lines") representing approximately 850 miles and had met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their then estimated net selling price. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 9 - Other current assets.
On March 30, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the Surface Transportation Board (STB). As at March 31, 2021, the carrying amount of assets held for sale was adjusted to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million during the quarter includes a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets.
As at March 31, 2021, the criteria for the classification of assets held for sale continued to be met.

Acquisition
On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. On February 25, 2021, the STB denied the parties’ petitions for reconsideration. On April 23, 2021, the Company appealed the STB's condition in its April 6, 2020 and February 25, 2021 decisions.

Proposal to combine with Kansas City Southern ("KCS")
On March 21, 2021, Canadian Pacific Railway Limited (“CP”) and KCS announced they had entered into a merger agreement, under which CP has agreed to acquire KCS in a stock and cash transaction for an enterprise value of US$29.0 billion, including the assumption of approximately US$3.8 billion of KCS debt, subject to closing conditions.
On April 20, 2021, CN submitted a proposal to the Board of Directors of KCS to acquire KCS in a cash-and-stock transaction representing an enterprise value of US$33.7 billion (based on the CN closing price on April 19, 2021, the last trading day prior to CN’s proposal), including the assumption of approximately US$3.8 billion of KCS debt. Under the terms of such proposal, holders of KCS common shares would receive US$325 per share (based on the CN closing price on April 19, 2021), comprised of US$200 in cash and 1.059 shares of CN common stock.
On April 24, 2021, KCS announced that its Board of Directors had unanimously determined that CN’s proposal could reasonably be expected to lead to a “Company Superior Proposal” as defined in KCS’ existing merger agreement with CP and that it would engage in discussions and negotiations with CN.

There can be no assurance that the foregoing transaction between CN and KCS will be completed on the terms proposed or at all.

2021 Business outlook and assumptions
For 2021, the Company continues to expect growth across a range of commodities, particularly in coal exports, intermodal traffic, lumber and panels, metals and minerals, and frac sand compared to 2020. The Company now expects higher volumes of iron ore exports, refined petroleum products including natural gas liquids, potash and U.S. grain, and lower volumes of Canadian Grain for 2021 compared to 2020.
Underpinning the 2021 business outlook, the Company now assumes that North American industrial production will increase in the high single-digit range. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.

28 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "'forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2021 Business outlook and assumptions.

Forward-looking statements	Key assumptions

Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth
•Long-term growth opportunities being less affected by current economic conditions
•The COVID-19 pandemic gradually diminishing in intensity in the second half of 2021 following increased vaccination
•No material increase in disruption of CN’s operations or of the economy’s supply chains as a result of the COVID-19 pandemic in the shorter term

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion, accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or

CN | 2021 Quarterly Review – First Quarter 29

Management's Discussion and Analysis
regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2020 Annual MD&A for a description of major risk factors relating to CN.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial highlights

The following table lists key measures of the Company's financial performance for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions, except percentage and per share data	2021	2020	% Change
Revenues	$3,535	$3,545	—%
Operating income	$1,327	$1,215	9%
Adjusted operating income (1)	$1,190	$1,215	(2%)
Net income	$974	$1,011	(4%)
Adjusted net income (1)	$872	$870	—%
Basic earnings per share	$1.37	$1.42	(4%)
Adjusted basic earnings per share (1)	$1.23	$1.22	1%
Diluted earnings per share	$1.37	$1.42	(4%)
Adjusted diluted earnings per share (1)	$1.23	$1.22	1%
Dividends declared per share	$0.615	$0.575	7%
Total assets	$44,964	$46,435	(3%)
Total long-term liabilities	$22,235	$22,863	(3%)
Operating ratio (2)	62.5%	65.7%	3.2-pts
Adjusted operating ratio (1)	66.3%	65.7%	(0.6-pts)
Free cash flow (3)	$539	$573	(6%)
(1)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)Operating ratio is defined as operating expenses as a percentage of revenues.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

Financial results

First quarter of 2021 compared to corresponding period in 2020
Net income for the first quarter of 2021 was $974 million, a decrease of $37 million, or 4%, and diluted earnings per share decreased by 4% to $1.37, when compared to the same period in 2020.
Operating income for the quarter ended March 31, 2021 increased by $112 million, or 9%, to $1,327 million when compared to the same period in 2020.
The operating ratio, defined as operating expenses as a percentage of revenues, was 62.5% in the first quarter of 2021, compared to 65.7% in the first quarter of 2020, a 3.2-point improvement.
Revenues for the first quarter of 2021 of $3,535 million were in line with the prior year. Record first quarter intermodal traffic and shipments of Canadian grain, and freight rate increases were offset by lower volumes for other commodity groups caused mainly by the ongoing effects of the COVID-19 pandemic, the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge
30 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
rates. The unfavorable revenue impact of the polar vortex in February 2021 was similar in magnitude to the unfavorable revenue impact of the illegal blockades in February 2020.
Operating expenses for the first quarter of 2021 were $2,208 million compared to $2,330 million for the same period in 2020. The decrease of $122 million, or 5%, was mainly due to a recovery of the loss on assets held for sale resulting from the Company entering into an agreement for the sale of non-core lines as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher incentive compensation and higher fuel costs.

Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations, for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
	2021	2020	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	120,780	113,979	6%
Train weight (tons) (2)	9,421	9,134	3%
Train length (feet) (3)	8,340	7,977	5%
Through network train speed (miles per hour) (4)	18.1	18.2	(1%)
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.92	0.96	4%
Through dwell (entire railroad, hours) (6)	8.3	8.3	—%
Car velocity (car miles per day) (7)	187	178	5%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation. The methodology for calculating car velocity was updated in Q1 2021 to reflect more complete information. The prior year figures have been adjusted to conform to the current methodology.

Despite the impacts of the polar vortex occurring in February 2021, GTMs and operating performance improved in the first quarter of 2021 when compared to the same period in 2020, mainly due to the partial economic recovery and reduced impacts of the COVID-19 pandemic as well as the impacts of the illegal blockades in the first quarter of 2020. Car velocity, Train weight, Train length and Fuel efficiency improved due to a focus on efficiency and optimization of train service and size.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

CN | 2021 Quarterly Review – First Quarter 31

Management's Discussion and Analysis
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2021, the Company's adjusted net income was $872 million, or $1.23 per diluted share, which excludes $137 million, or $102 million after-tax ($0.14 per diluted share), resulting from the recovery of the loss on assets held for sale recorded in the second quarter of 2020, to reflect an agreement for the sale of certain non-core rail lines to a short line operator.
For the three months ended March 31, 2020, the Company's adjusted net income was $870 million, or $1.22 per diluted share, which excludes a current income tax recovery of $141 million ($0.20 per diluted share) resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.
The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2021	2020
Net income	$974	$1,011
Adjustments:
Recovery of loss on assets held for sale	(137)	—
Income tax expense (recovery) (1)	35	(141)
Adjusted net income	$872	$870
Basic earnings per share	$1.37	$1.42
Impact of adjustments, per share	(0.14)	(0.20)
Adjusted basic earnings per share	$1.23	$1.22
Diluted earnings per share	$1.37	$1.42
Impact of adjustments, per share	(0.14)	(0.20)
Adjusted diluted earnings per share	$1.23	$1.22
(1)Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the three months ended March 31, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentage	2021		2020
Operating income		$1,327	$1,215
Adjustment: Recovery of loss on assets held for sale	(137)		—
Adjusted operating income		$1,190	$1,215
Operating ratio	62.5%		65.7%
Impact of adjustment	3.8	-pts	—
Adjusted operating ratio	66.3%		65.7%

32 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.27 and $1.34 per US$1.00 for the three months ended March 31, 2021 and 2020, respectively.
On a constant currency basis, the Company's net income for the three months ended March 31, 2021 would have been higher by $33 million ($0.05 per diluted share).

Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions, unless otherwise indicated	2021	2020	% Change	% Change at constant currency
Freight revenues	$3,423	$3,424	—%	3%
Other revenues	112	121	(7%)	(4%)
Total revenues	$3,535	$3,545	—%	3%
Freight revenues
Petroleum and chemicals	$661	$791	(16%)	(13%)
Metals and minerals	368	405	(9%)	(5%)
Forest products	429	433	(1%)	3%
Coal	126	143	(12%)	(10%)
Grain and fertilizers	713	610	17%	20%
Intermodal	968	849	14%	16%
Automotive	158	193	(18%)	(14%)
Total freight revenues	$3,423	$3,424	—%	3%
Revenue ton miles (RTMs) (millions)	61,454	58,370	5%	5%
Freight revenue/RTM (cents)	5.57	5.87	(5%)	(2%)
Carloads (thousands)	1,431	1,335	7%	7%
Freight revenue/carload ($)	2,392	2,565	(7%)	(4%)

Revenues for the first quarter of 2021 of $3,535 million were in line with the prior year. Record first quarter intermodal traffic and shipments of Canadian grain, and freight rate increases were offset by lower volumes for other commodity groups caused mainly by the ongoing effects of the COVID-19 pandemic, the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates. The unfavorable revenue impact of the polar vortex in February 2021 was similar in magnitude to the unfavorable revenue impact of the illegal blockades in February 2020.
Fuel surcharge revenues decreased by $71 million in the first quarter of 2021 when compared to the same period in 2020, mainly as a result of lower applicable fuel surcharge rates.
RTMs, measuring the relative weight and distance of freight transported by the Company, increased by 5% in the first quarter of 2021 when compared to the same period in 2020. Freight revenue per RTM decreased by 5% in the first quarter of 2021 when compared to the same period in 2020, mainly driven by the negative translation impact of a stronger Canadian dollar, lower applicable fuel surcharge rates and an increase in the average length of haul; partly offset by freight rate increases.

CN | 2021 Quarterly Review – First Quarter 33

Management's Discussion and Analysis
Petroleum and chemicals

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$661	$791	(16%)	(13%)
RTMs (millions)	10,732	13,688	(22%)	(22%)
Revenue/RTM (cents)	6.16	5.78	7%	11%
Carloads (thousands)	150	173	(13%)	(13%)

Revenues for this commodity group decreased by $130 million, or 16%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower volumes of petroleum crude, refined petroleum products and chemicals and plastic products, as well as the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates; partly offset by liquidated damages relating to volume commitments under customer contracts, as well as increased volumes of natural gas liquids including propane and butane.
Revenue per RTM increased by 7% in the first quarter of 2021 when compared to the same period in 2020, mainly due to liquidated damages relating to volume commitments under customer contracts and a decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates.

Metals and minerals

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$368	$405	(9%)	(5%)
RTMs (millions)	6,293	6,476	(3%)	(3%)
Revenue/RTM (cents)	5.85	6.25	(6%)	(2%)
Carloads (thousands)	223	241	(7%)	(7%)

Revenues for this commodity group decreased by $37 million, or 9%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower volumes of frac sand, fewer revenue generating moves of empty customer-owned cars as well as the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates; partly offset by increased export volume of iron ore via the Gulf and higher shipments of semi-finished steel products.
Revenue per RTM decreased by 6% in the first quarter of 2021 when compared to the same period in 2020, mainly due to the negative translation impact of a stronger Canadian dollar, lower applicable fuel surcharge rates and an increase in the average length of haul.

Forest products

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$429	$433	(1%)	3%
RTMs (millions)	6,670	6,322	6%	6%
Revenue/RTM (cents)	6.43	6.85	(6%)	(2%)
Carloads (thousands)	86	88	(2%)	(2%)

Revenues for this commodity group decreased by $4 million, or 1%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to the negative translation impact of a stronger Canadian dollar, lower applicable fuel surcharge rates and decreased volumes of paper and other fibers; partly offset by higher volumes of lumber and panels and freight rate increases.
Revenue per RTM decreased by 6% in the first quarter of 2021 when compared to the same period in 2020, mainly due to the negative translation impact of a stronger Canadian dollar, lower applicable fuel surcharge rates and an increase in the average length of haul; partly offset by freight rate increases.
34 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Coal

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$126	$143	(12%)	(10%)
RTMs (millions)	4,026	4,078	(1%)	(1%)
Revenue/RTM (cents)	3.13	3.51	(11%)	(9%)
Carloads (thousands)	69	77	(10%)	(10%)

Revenues for this commodity group decreased by $17 million, or 12%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower Canadian export volumes of metallurgical and thermal coal via west coast ports and lower applicable fuel surcharge rates; partly offset by increased exports of U.S. thermal coal via the Gulf Coast.
Revenue per RTM decreased by 11% in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower applicable fuel surcharge rates and an increase in the average length of haul.

Grain and fertilizers

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$713	$610	17%	20%
RTMs (millions)	17,841	14,199	26%	26%
Revenue/RTM (cents)	4.00	4.30	(7%)	(5%)
Carloads (thousands)	176	150	17%	17%

Revenues for this commodity group increased by $103 million, or 17%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to record first quarter export volumes of Canadian grain and higher volumes of U.S. corn and soybean products, increased potash shipments, and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates.
Revenue per RTM decreased by 7% in the first quarter of 2021 when compared to the same period in 2020, mainly due to the negative translation impact of a stronger Canadian dollar, lower applicable fuel surcharge rates and an increase in the average length of haul; partly offset by freight rate increases.

Intermodal

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$968	$849	14%	16%
RTMs (millions)	15,233	12,762	19%	19%
Revenue/RTM (cents)	6.35	6.65	(5%)	(3%)
Carloads (thousands)	676	548	23%	23%

Revenues for this commodity group increased by $119 million, or 14%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to record first quarter international container traffic via the ports of Vancouver and Halifax, record first quarter domestic intermodal volumes, more revenue generating moves of empty customer-owned containers and freight rate increases; partly offset by lower applicable fuel surcharge rates and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 5% in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower applicable fuel surcharge rates, the negative translation impact of a stronger Canadian dollar and an increase in the average length of haul; partly offset by more revenue generating moves of empty customer-owned containers and freight rate increases.

CN | 2021 Quarterly Review – First Quarter 35

Management's Discussion and Analysis
Automotive

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$158	$193	(18%)	(14%)
RTMs (millions)	659	845	(22%)	(22%)
Revenue/RTM (cents)	23.98	22.84	5%	10%
Carloads (thousands)	51	58	(12%)	(12%)

Revenues for this commodity group decreased by $35 million, or 18%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower volumes of finished vehicles, the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates.
Revenue per RTM increased by 5% in the first quarter of 2021 when compared to the same period in 2020, mainly due to a significant decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates.

Other revenues

	Three months ended March 31
	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$112	$121	(7%)	(4%)

Other revenues decreased by $9 million, or 7%, in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower revenues from automotive logistics and the negative translation impact of a stronger Canadian dollar.

Operating expenses

Operating expenses for the first quarter of 2021 were $2,208 million compared to $2,330 million in the same period of 2020. The decrease of $122 million, or 5%, was mainly due to a recovery of the loss on assets held for sale resulting from the Company entering into an agreement for the sale of non-core lines as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher incentive compensation and higher fuel costs.
The following table provides the components of total operating expenses for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020	% Change	% Change at constant currency
Labor and fringe benefits	$785	$743	(6%)	(8%)
Purchased services and material	549	578	5%	3%
Fuel	364	360	(1%)	(7%)
Depreciation and amortization	404	392	(3%)	(6%)
Equipment rents	89	105	15%	10%
Casualty and other	154	152	(1%)	(6%)
Recovery of loss on assets held for sale	(137)	—	N/A	N/A
Total operating expenses	$2,208	$2,330	5%	3%

Labor and fringe benefits
Labor and fringe benefits expense increased by $42 million, or 6%, in the first quarter of 2021 when compared to the same period in 2020. The increase was mainly due to higher incentive compensation; partly offset by the positive translation impact of a stronger Canadian dollar.
36 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Purchased services and material
Purchased services and material expense decreased by $29 million, or 5%, in the first quarter of 2021 when compared to the same period in 2020. The decrease was mainly due to the positive translation impact of a stronger Canadian dollar, lower accident costs as well as lower material costs.

Fuel
Fuel expense increased by $4 million, or 1%, in the first quarter of 2021 when compared to the same period in 2020. The increase was mainly due to higher volumes and fuel prices; partly offset by the positive translation impact of a stronger Canadian dollar as well as fuel efficiency gains.

Depreciation and amortization
Depreciation and amortization expense increased by $12 million, or 3%, in the first quarter of 2021 when compared to the same period in 2020. The increase was mainly due to a higher depreciable asset base; partly offset by the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense decreased by $16 million, or 15%, in the first quarter of 2021 when compared to the same period in 2020. The decrease was mainly due to higher locomotive horsepower-hour income and the positive translation impact of a stronger Canadian dollar.

Casualty and other
Casualty and other expense increased by $2 million, or 1%, in the first quarter of 2021 when compared to the same period in 2020. The increase was mainly due to higher legal provisions; offset by lower incident costs.

Recovery of loss on assets held for sale
In the first quarter of 2021, the Company recovered $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 4 – Assets held for sale for further information.

Other income and expenses

Interest expense
Interest expense was $130 million for the three months ended March 31, 2021 compared to $139 million for the same period in 2020. The decrease was mainly due to the positive translation impact of a stronger Canadian dollar and a lower average level of debt.

Other components of net periodic benefit income
Other components of net periodic benefit income was $96 million for the three months ended March 31, 2021 compared to $78 million for the same period in 2020. The increase was due to lower interest cost partly offset by higher amortization of net actuarial loss and lower expected return on assets. These effects primarily resulted from changes to discount rates as well as a decrease to the Company’s expected long-term rate of return assumption in 2021.

Other income (loss)
Other loss was $2 million for the three months ended March 31, 2021 compared to other income of $11 million for the same period in 2020. The unfavorable variance of $13 million is mainly due to higher foreign exchange gains in 2020.

CN | 2021 Quarterly Review – First Quarter 37

Management's Discussion and Analysis
Income tax expense
Income tax expense was $317 million for the three months ended March 31, 2021 compared to $154 million for the same period in 2020. Income tax expense for the three months ended March 31, 2020 included a current income tax recovery of $141 million resulting from the enactment of the CARES Act.
On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.
The effective tax rates for the three months ended March 31, 2021 was 24.6% compared to 13.2% for the same period in 2020. Excluding the aforementioned current income tax recovery, the effective tax rate for the three months ended March 31, 2020 was 25.3%. The decrease was mainly attributable to lower foreign exchange capital losses recorded in Other income in 2021 taxed at the lower capital gain inclusion rate, partly offset by lower excess tax benefits recorded in Income tax expense in 2021 resulting from the settlement of equity settled awards under the Company's stock-based compensation plan.

Summary of quarterly financial data

	2021	2020				2019
	Quarter	Quarters				Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$3,535	$3,656	$3,409	$3,209	$3,545	$3,584	$3,830	$3,959
Operating income (1)	$1,327	$1,411	$1,366	$785	$1,215	$1,218	$1,613	$1,682
Net income (1)	$974	$1,021	$985	$545	$1,011	$873	$1,195	$1,362
Basic earnings per share (1)	$1.37	$1.44	$1.39	$0.77	$1.42	$1.22	$1.66	$1.89
Diluted earnings per share (1)	$1.37	$1.43	$1.38	$0.77	$1.42	$1.22	$1.66	$1.88
Dividends per share	$0.6150	$0.5750	$0.5750	$0.5750	$0.5750	$0.5375	$0.5375	$0.5375
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures as well as the Company's 2020 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, competitive forces in the transportation marketplace and the effects of the COVID-19 pandemic beginning in the second quarter of 2020 (see the section entitled Business risks of the Company's 2020 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2020 Annual MD&A. There were no significant changes during the first quarter of 2021, except as noted below.
As at March 31, 2021 and December 31, 2020, the Company had Cash and cash equivalents of $518 million and $569 million, respectively; Restricted cash and cash equivalents of $529 million and $531 million, respectively; and a working capital surplus of $536 million and a deficit of $172 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

38 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Available financing sources
Shelf prospectus and registration statement
Under its current shelf prospectus with Canadian securities regulators and registration statement with the United States Securities and Exchange Commission (SEC), the Company may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date, February 11, 2020.
As at March 31, 2021, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facilities
On March 31, 2021, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on March 31, 2024 and a $1.0 billion tranche maturing on March 31, 2026. As at March 31, 2021 and December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2021.
The Company had a $390 million one year revolving credit facility available for working capital and general corporate purposes, which expired on March 27, 2021. As at March 31, 2021 and December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2021.

Non-revolving credit facility
The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million through March 31, 2021. The equipment loans made under this facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
As at March 31, 2021, the Company had outstanding borrowings of US$595 million ($747 million) and had no amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million) and had US$310 million available under this non-revolving term loan facility.

Commercial paper
The Company’s commercial paper programs are backstopped by the Company’s revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued is $2.0 billion, or the US dollar equivalent, on a combined basis.
As at March 31, 2021 and December 31, 2020, the Company had total commercial paper borrowings of US$50 million ($63 million) and US$44 million ($56 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2023, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
As at March 31, 2021, and December 31, 2020, the Company had no borrowings under the accounts receivable securitization program and there were no activities for the three months ended March 31, 2021.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024.
As at March 31, 2021, the Company had outstanding letters of credit of $420 million ($421 million as at December 31, 2020) under the committed facilities from a total available amount of $490 million ($492 million as at December 31, 2020) and $165 million ($165 million as at December 31, 2020) under the uncommitted facilities.
As at March 31, 2021, included in Restricted cash and cash equivalents were $422 million ($424 million as at December 31, 2020) and $100 million ($100 million as at December 31, 2020) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2020 Annual MD&A as well as Note 8 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

CN | 2021 Quarterly Review – First Quarter 39

Management's Discussion and Analysis
Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2020 Annual MD&A.
As at April 20, 2021, subsequent to the Company's announcement regarding the proposal to combine with KCS, ratings agencies took the following actions:
•DBRS Morningstar placed CN's ratings under review with negative implications.
•Moody's Investor Service placed CN's ratings on review for downgrade.
•Standard & Poor's reported that the transaction would have decidedly negative credit implications.
These actions reflected expectations of increases in CN's debt to support the proposed combination with KCS. The Company does not expect the actions by the ratings agencies to have a significant impact on its liquidity or future flexibility to access additional liquidity.

Cash flows
The following table provides the cash flows for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020	Variance
Net cash provided by operating activities	$952	$1,180	$(228)
Net cash used in investing activities	(413)	(607)	194
Net cash used in financing activities	(592)	(151)	(441)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	—	3	(3)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(53)	425	(478)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,100	588	512
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,047	$1,013	$34

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2021 and 2020, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2021	2020
Net cash provided by operating activities	$952	$1,180
Net cash used in investing activities	(413)	(607)
Free cash flow	$539	$573

Operating activities
Net cash provided by operating activities decreased by $228 million in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower earnings excluding non-cash items and lower income tax instalment payments in 2020, partly offset by favorable changes in working capital.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
40 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
In November 2019, the OSFI proposed revisions to its Instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide"). In November 2020, the OSFI issued its revised Guide and informed stakeholders that some of the proposed revisions to the Guide affecting solvency valuations have been postponed until further review is conducted. If those proposed revisions were to be adopted as originally issued, they would affect actuarial valuations by reducing the solvency status of the Company’s defined benefit pension plans, and could negatively impact the Company’s pension funding requirements.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2019 indicated a funding excess on a going concern basis of approximately $3.5 billion and a funding excess on a solvency basis of approximately $0.6 billion calculated using the three-year average of the plans' hypothetical wind-up ratio. The Company's next actuarial valuations for funding purposes for its Canadian registered pension plans required as at December 31, 2020 will be performed in 2021. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.4 billion, while on a solvency basis a funding excess of $0.4 billion is expected.
Pension contributions for the three months ended March 31, 2021 and 2020 of $73 million and $68 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2021, the Company now expects to make total cash contributions of approximately $140 million for all of its pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2020 Annual Consolidated Financial Statements.

Income tax payments and refunds
Net income tax payments for the three months ended March 31, 2021 were $188 million compared to net income tax refunds of $9 million, for the same period in 2020. In 2020, the Company did not make any instalment payments in Canada until September as 2019 instalment overpayments were applied to the 2020 year and 2020 instalment payments were deferred in Canada under the various COVID-19 pandemic measures implemented by Canadian authorities. For 2021, the Company's net income tax payments are now expected to be approximately $850 million.

Investing activities
Net cash used in investing activities decreased by $194 million in the first quarter of 2021 when compared to the same period in 2020, mainly due to lower property additions.

Property additions
The following table provides the property additions for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions	2021	2020
Track and roadway	$240	$278
Rolling stock	75	208
Buildings	9	5
Information technology	50	69
Other	38	43
Property additions	$412	$603

2021 Capital expenditure program
For 2021, the Company continues to expect to invest approximately $3.0 billion in its capital program. Additional details of the Company's 2021 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2020 Annual MD&A.

CN | 2021 Quarterly Review – First Quarter 41

Management's Discussion and Analysis
Financing activities
Net cash used in financing activities increased by $441 million in the first quarter of 2021 when compared to the same period in 2020, primarily driven by lower net issuance of debt; partly offset by lower repurchases of common shares.

Debt financing activities
Debt financing activities in the first quarter of 2021 included the following:
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021;
•On March 31, 2021, issuance of US$310 million ($389 million) equipment loan under the non-revolving credit facility; and
•Net issuance of commercial paper of $13 million.

Debt financing activities in the first quarter of 2020 included the following:
•On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity;
•On February 3, 2020, issuance of US$300 million ($397 million) equipment loan under the non-revolving credit facility;
•Net issuance of commercial paper of $304 million;
•Proceeds from borrowings under the accounts receivable securitization program of $450 million;
•Repayment of borrowings under the accounts receivable securitization program of $200 million;
•Proceeds from borrowings under revolving credit facility agreement of $100 million; and
•Repayment of finance leases of $9 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2020 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. After pausing its share repurchases at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic, the Company resumed its share repurchases in the first quarter of 2021 under the current NCIB. The current NCIB allows the Company to repurchase up to 14.0 million common shares between February 1, 2021 and January 31, 2022. As at March 31, 2021, the Company had repurchased 2.1 million common shares for $291 million under its current NCIB.
The Company repurchased 2.0 million common shares under its previous NCIB effective between February 1, 2020 and January 31, 2021, which allowed for the repurchase of up to 16.0 million common shares.
As a result of the proposal to combine with KCS, the Company will pause share repurchases and will reassess on an ongoing basis.
The following table provides the information related to the share repurchases for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
In millions, except per share data	2021	2020
Number of common shares repurchased	2.1	3.3
Weighted-average price per share (1)	$140.70	$116.97
Amount of repurchase (1) (2)	$291	$379
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 18 – Share capital to the Company's 2020 Annual Consolidated Financial Statements.

Dividends paid
The Company paid quarterly dividends of $0.615 per share amounting to $436 million in the first quarter of 2021, compared to $409 million, at the quarterly rate of $0.575 per share for the same period in 2020.

42 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2021:

							2026 & thereafter
In millions	Total	2021	2022	2023	2024	2025
Debt obligations (1)	$12,857	$598	$345	$221	$473	$383	$10,837
Interest on debt obligations	9,590	343	498	484	476	463	7,326
Finance lease obligations (2)	72	68	1	—	—	—	3
Operating lease obligations (3)	429	85	81	60	42	37	124
Purchase obligations (4)	1,278	933	149	85	56	54	1
Other long-term liabilities (5)	696	66	55	47	40	45	443
Total contractual obligations	$24,922	$2,093	$1,129	$897	$1,087	$982	$18,734
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $1 million of imputed interest.
(3)Includes $70 million related to renewal options reasonably certain to be exercised and $42 million of imputed interest.
(4)Includes fixed and variable commitments for information technology services and licenses, rail, wheels, engineering services, locomotives, railroad ties, rail cars as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(5)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2021 and 2020, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2021	2020
Debt		$12,928	$15,287
Adjustments:
Operating lease liabilities, including current portion		387	493
Pension plans in deficiency		548	527
Adjusted debt		$13,863	$16,307
Net income		$3,525	$4,441
Interest expense		545	546
Income tax expense		1,145	1,122
Depreciation and amortization		1,601	1,514
EBITDA		6,816	7,623
Adjustments:
Loss on assets held for sale		349	—
Other loss (income)		7	(62)
Other components of net periodic benefit income		(333)	(319)
Operating lease cost		138	166
Adjusted EBITDA		$6,977	$7,408
Adjusted debt-to-adjusted EBITDA multiple (times)		1.99	2.20

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2021 Quarterly Review – First Quarter 43

Management's Discussion and Analysis
Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2021, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 13 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at April 26, 2021, the Company had 708.0 million common shares and 4.0 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2020 Annual MD&A.

Derivative financial instruments
As at March 31, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$628 million (US$397 million as at December 31, 2020). For the three months ended March 31, 2021 and 2020, the Company recorded a loss of $13 million and a gain of $126 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at March 31, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $11 million, respectively ($nil and $18 million, respectively, as at December 31, 2020).

Fair value of financial instruments
As at March 31, 2021, the Company's debt, excluding finance leases, had a carrying amount of $12,857 million ($12,832 million as at December 31, 2020) and a fair value of $14,658 million ($16,046 million as at December 31, 2020).

Additional information relating to financial instruments is provided in Note 14 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

44 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans and finance lease obligations referencing LIBOR totaling approximately US$630 million that would be affected by the provisions of this ASU. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied for periods beginning on or after March 31, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2020 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2021, except as disclosed in the section of this MD&A entitled Strategy overview - Assets held for sale.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2020 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Pandemic risk and economic downturn, Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

CN | 2021 Quarterly Review – First Quarter 45

Management's Discussion and Analysis
The following are material changes to the risks described in the Company's 2020 Annual MD&A, as well as an update on labor workforce and regulatory matters.

Proposal to combine with KCS
CN is currently pursuing a proposal to acquire KCS. KCS has engaged with CN with respect to such proposal, but the ultimate outcome of any possible transaction between CN and KCS remains uncertain, including the possibility that CN and KCS will not reach an agreement with respect to a transaction or that the terms of any definitive agreement with KCS will be materially different than those described herein. In addition, if a definitive agreement with KCS is signed, conditions to closing the transaction may not be satisfied on the anticipated schedule or at all.
In the event the combination is completed, CN may be unable to achieve the expected synergies and operating efficiencies within the expected time frames or at all and may not be able to successfully integrate KCS’ operations with those of CN. CN would also have to use a significant portion of its cash flow to service and repay the indebtedness CN expects to incur in connection with the proposed transaction with KCS.

No assurance can be given that any of the above risks will not materially adversely affect CN’s results of operations or its competitive and financial position.

Labor workforce and negotiations
As at March 31, 2021, CN employed a total of 17,941 employees in Canada, of which 12,780, or 71%, were unionized employees, and 6,636 employees in the U.S., of which 5,516, or 83%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective bargaining agreements which are negotiated from time to time. Disputes relating to the renewal of collective bargaining agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits and related expenses. There can be no assurance that the Company will be able to renew and have its collective bargaining agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Regulation

Economic regulation - U.S.
The Passenger Rail Investment and Improvement Act of 2008 (PRIIA) required Amtrak and the Federal Railroad Administration (FRA) to jointly promulgate the PRIIA performance standards. The prior metrics were vacated and the arbitration provision in the statute was severed by the U.S. Court of Appeals for the District of Columbia. On November 16, 2020, the FRA adopted metrics for measuring performance, which included non-binding dispute resolution for schedules that are disputed. In April 2021, CN provided notice to Amtrak concerning which passenger schedules are ready to be certified and which are to be disputed. As part of PRIIA, U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet the performance standards under PRIIA and the STB is authorized to assess damages against the host railroad.
On April 6, 2021, the STB adopted final rules requiring Class I railroads to include certain information relating to demurrage invoices.
On April 19, 2021, the FRA granted the Company’s request for an extension of the Company’s automated track inspection test program to evaluate the optimal combination of visual and automated track inspections. The Company previously obtained approval from FRA to conduct the test program in April 2020. The test program has been extended to February 19, 2022.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

46 CN | 2021 Quarterly Review – First Quarter

Management's Discussion and Analysis
Safety regulation - Canada
On February 22, 2021, the Minister approved revisions to the Rules Respecting Key Trains and Key Routes proposed by the Canadian railway industry in answer to the request to do so issued on April 1, 2020. The speed of key trains carrying dangerous goods is based on cold temperature conditions and depends on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan. The maximum speed also varies based on the type of railway signal and traffic control systems present on the railway networks, which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. In addition, the new rules require railways to have in place a maintenance and inspection plan for permanent rail joints and temporary rail joints. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, the revised rules are expected to allow CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety. The revisions come into force on August 22, 2021.
On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. The revisions must be filed with the Minister by March 10, 2022.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation - U.S.
On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. Written plans must be submitted by August 2021. Rail labor challenged aspects of the FRA rule in the United States Court of Appeals for the DC Circuit, including protection from discovery for information compiled by railroads for purposes of implementing the rule. Oral argument was held on March 9, 2021.
On February 23, 2021, the United States Court of Appeals for the Ninth Circuit vacated an FRA order from May 2019, which had withdrawn an agency proposed rule relating to crew size. On April 9, 2021, the Association of American Railroads sought rehearing from the court. In a separate matter, a federal court in Illinois previously concluded that the Illinois crew size statute was preempted under the FRA’s May 2019 order, and the Illinois Commerce Commission appealed that decision. That appeal has been stayed pending resolution of the Ninth Circuit case.
On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2021, have concluded that the Company's disclosure controls and procedures were effective.
During the first quarter ended March 31, 2021, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CN | 2021 Quarterly Review – First Quarter 47